

September 18, 2014

Via E-mail
Brian Lian, Ph.D.
President and Chief Executive Officer
Viking Therapeutics, Inc.
11119 North Torrey Pines Road, Suite 50
San Diego, CA 92037

> **Re:** **Viking Therapeutics, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 16, 2014**
> **File No. 333-197182**

Dear Dr. Lian:

We have reviewed amendment no. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary
Summary Financial Data, page 9

1. Refer to your response to comment 1. Please tell us the settlement terms that resulted in an increase to the pro forma license fees and interest expense on September 6, 2014. Please tell us how you calculated this additional pro forma expense. In doing so, please tell us the pre-money valuation before and after the repurchase of 1,862,203 shares and, to the extent repurchase of these shares does not fully explain the change in the pre-money valuations, explain additional factors that contributed to the change in the values.

Notes to Financial Statements
4. Accrued License Fees and License Fees Expense, page F-17

2. Refer to your response to comment 1. Please tell us how you considered the adjustment feature based on the deemed value of the Company prior to the IPO to value the license

consideration and why the monetary value of your obligation is fixed at inception. We note you state in the response that the amount is to be classified as a derivative liability until that share amount becomes known. If you determine that this obligation should not be accounted under ASC 480, please provide us with a detailed analysis of the appropriate accounting. Your response should include references to the specific sections of the accounting literature to support the accounting and how you analyzed each scope criterion.

5. Convertible Notes Payable, page F-18

3. Refer to your response to comment 2. Your disclosure on page F-19 appears to indicate that Ligand note is only convertible upon the occurrence of certain events. It appears the notes were not convertible at issuance or any time prior to a qualified private financing or your initial public offering. If the notes were not convertible, please tell us how you analyzed the fact that the conversion feature appears to give Ligand the option to convert or receive cash upon subsequent financing and why this conversion option is a derivative.

You may contact Keira Nakada at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
     Jeffrey T. Hartlin, Esq.
     Paul Hastings LLP